AZUL S.A.
Publicly-Held Company
CNPJ/MF No. 09.305.994/0001-29
NIRE 35.300.361.130

NOTICE TO SHAREHOLDERS

Partial ratification of the Capital Increase

Azul S.A. ("Azul" or "Company"), in addition to the Notices to Shareholders disclosed on February 4, 2025, March 24, 2025 and March 31, 2025, hereby informs its shareholders and the market in general that, the Company's Board of Directors partially ratified the Company's capital increase, approved by the Company's Board of Directors at a meeting held on February 4, 2025 ("Capital Increase").

As a result of the Capital Increase, 96,046,184 (ninety-six million, forty-six thousand, one hundred and eighty-four) new preferred shares ("New Preferred Shares") were effectively subscribed and paid up, with a total issue amount of BRL 3,082,101,670.46 (three billion, eighty-two million, one hundred and one thousand, six hundred and seventy reais and forty-six cents). As a result of the partial ratification of the Capital Increase, the Company's share capital is now BRL 5,397,729,563.14 (five billion, three hundred and ninety-seven million, seven hundred and twenty-nine thousand, five hundred and sixty-three reais and fourteen cents), represented by 928,965,058 (nine hundred and twenty-eight million, nine hundred and sixty-five thousand and fifty-eight) common shares and 431,796,980 (four hundred and thirty-one million, seven hundred and ninety-six thousand, nine hundred and eighty) preferred shares, all nominative and without par value.

The New Preferred Shares issued in the context of the Capital Increase will be entitled in full to all benefits, including dividends, interest on equity, bonuses and any capital remuneration that may be declared by the Company as of this date. The New Preferred Shares will begin trading on B3 S.A. - Brasil, Bolsa, Balcão ("B3") on April 3, 2025, inclusive.

The New Preferred Shares effectively subscribed and paid up shall be visible in the statements of their respective subscribers as of the 3rd (third) business day from this date.

Subscribers who made conditional subscriptions and payments and had their requests canceled will be refunded the respective amounts within three (3) business days from this date, without interest or monetary correction, without reimbursement and with deduction, if applicable, of the amounts related to the taxes incurred, as informed in item (xvii) of the Notice to Shareholders published on February 4, 2025.

Other information about the Capital Increase can be found on the Company's Investor Relations websites (www.ri.voeazul.com.br), the Securities and Exchange Commission (www.cvm.gov.br) and B3 (www.b3.com.br).

Barueri, April 2, 2025.

Alexandre Wagner Malfitani
Finance Vice President Officer and Investor Relations Officer